# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Durect Corp., CIK 0001082038
CUSIP: 266605500
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10240 Bubb Road, Cupertino, California (CA), 95014-1417
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-024904
Filed by CIK 0000904589

## Reporting persons
- R. Scott Asen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,580,000; shared voting power 500,000; sole dispositive power 2,580,000; shared dispositive power 500,000; aggregate amount beneficially owned 3,080,000 (9.92% of the class)
  Comment: * Includes 30,000 shares held by a certain charitable foundation of which the Reporting Person is a trustee. The other trustee has designated investment authority for the foundation to the Reporting Person. The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).
  
  ** Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).

## Item 1. Issuer
Name of issuer: Durect Corp.
Address of issuer's principal executive offices: 10240 Bubb Road Cupertino, CA 95014-1417

## Item 2. Person Filing
Name of person filing: R. Scott Asen (the "Reporting Person")
Address of principal business office or, if none, residence:
Asen and Co.
222 1/2 East 49th Street
New York, New York 10017
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person directly owns 2,550,000 shares. The Reporting Person is a trustee of The Asen Foundation (the "Foundation"), a not-for-profit foundation which owns 30,000 shares, and has been delegated investment authority for the Foundation by the other trustee of the Foundation. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the "Managed Accounts") that own 500,000 shares. The Reporting Person may be deemed to beneficially own the shares held by the Foundation and by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
Percent of class:
9.92%, consisting of: (1) 2,550,000 shares owned directly by the Reporting Person, which represent approximately 8.21% of the issued and outstanding shares of Common Stock of the Issuer, (2) 30,000 shares owned by the Foundation, which represent approximately 0.10% of the issued and outstanding shares of Common Stock of the issuer and (3) 500,000 shares owned by the Managed Accounts, which represent approximately 1.61% of the issued and outstanding shares of Common Stock of the issuer.

The foregoing percentages are calculated based on 31,041,981 shares of Common Stock outstanding as of September 30, 2024, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Sole power to vote or to direct the vote: The Reporting Person has sole voting power over 2,550,000 shares which he owns directly including through a revocable trust and IRA account. The Reporting Person has sole voting power over 30,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.
Shared power to vote or to direct the vote: The Reporting Person has shared voting power over 500,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
Sole power to dispose or to direct the disposition: The Reporting Person has sole voting power over 2,550,000 shares which he owns directly including through a revocable trust and IRA account. The Reporting Person has sole voting power over 30,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.
Shared power to dispose or to direct the disposition: The Reporting Person has shared voting power over 500,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See response to Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- R. Scott Asen: /s/ R. Scott Asen, R. Scott Asen (01/07/2025)